June 28, 2007
VIA EDGAR & HAND DELIVERY
Michael Pressman
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Springhill Lake Investors Limited Partnership
Schedule 13E-3 — File No. 5-43479 filed March 12, 2007
Schedule 14D-9 — File No. 5-43479 filed March 12, 2007
Schedule TO-T — File No. 5-43479 filed March 12, 2007

Dear Mr. Pressman:
     On behalf of AIMCO Properties, L.P. (“Aimco OP”), Apartment Investment and Management Company (“Aimco”), AIMCO-GP, Inc. (“Aimco-GP”), AIMCO/Springhill Lake Investors GP, LLC (the “Managing General Partner”) and Springhill Lake Investors Limited Partnership (the “Partnership” and, together with Aimco-OP, Aimco, Aimco-GP and the Managing General Partner, the “Filing Persons”), we are responding to the Staff’s comment letter, dated June 19, 2007 (the “Comment Letter”), regarding the above-referenced filings. As requested, we have set forth below each of the Staff’s comments and the Filing Persons’ response to each comment. Capitalized terms used in the responses set forth below that are not defined herein have the meanings given to such terms in Aimco OP’s revised Offer to Purchase, dated June 4, 2007 (the “Offer to Purchase”), which has been filed as an exhibit in an amendment to the above-referenced Schedule TO.
Summary of Independent Appraisal, page 11
1.	We note your statement “or limitations imposed (if any).” Please disclose any limitations that were imposed. If no limitations were imposed, include an affirmative statement to that effect.

Response: We propose to revise the disclosure to read as follows:
The summary below includes a description of the procedures followed by IRR, its findings and recommendations, bases for and methods of arriving at such findings and recommendations, instructions received from us or our affiliates, and the conclusions reached by IRR in appraising the value of Springhill Lake Apartments. Neither we nor any of our affiliates imposed any limitations on IRR. IRR concluded that the market

Securities and Exchange Commission
June 28, 2007

value of the leased fee simple estate of Springhill Lake Apartments, as of April 20, 2004, was $208,500,000.
Factors in Favor of Fairness Determination, page 15
2.	We note your response to prior comment 22. We are unable to locate a discussion of liquidation value. Please advise to include a discussion of liquidation value, including quantification.

Response: We propose to revise the disclosure in the first paragraph following the bullet points in the section captioned “Fairness of the Offer — Factors Not in Favor of Fairness Determination” beginning on page 15 of the Offer to Purchase to read as follows:
The Aimco Entities are of the opinion that the internal valuation of your partnership’s property, based on the direct capitalization method and a gross income multiplier analysis, is a reasonable approximation of the going concern and liquidation values for the property. Aimco OP determined its offer price based on its estimate of the proceeds that would be available for distribution to limited partners in the event of a liquidation of the Partnership’s property, as further described in the section “Determination of Offer Price — Valuation of Units,” and quantified the net equity value of units, in the event of liquidation, to be $79,120,980. The Aimco Entities did not consider going concern value separately from liquidation value because they do not believe that there is a distinction between going concern value and liquidation value for an interest in a limited partnership in which the only asset is an apartment property such as Springhill Lake Apartments. In calculating the offer price, a net equity value per unit was estimated based on the gross property value of Springhill Lake Apartments. For income-producing properties such as your partnership’s property, the sale price in the event of liquidation is expected to be equal to the going concern value of the property, which is based on its operating income. In some markets, where there is a great demand for apartments to be converted into condominiums, it is possible that sale prices for apartment properties may be higher than their operating income would justify. In these situations, the liquidation value may exceed the going concern value. Your partnership’s property is not in a market where the demand for condominium conversions has resulted in this effect. Accordingly, the managing general partner did not consider the two values separately.
Please also note that we also propose to revise the last bullet of the section captioned “Factors Not in Favor of Fairness Determination” beginning on page 15 to read as follows:
•	The offer does not require the approval or consent of any unaffiliated limited partners.
3.	We note your response to 25. It is unclear how you have addressed the conflicts of interest with respect to your discussion of procedural fairness.

Response: We propose to revise the disclosure of procedural fairness beginning with the last paragraph on page 15 of the revised Offer to Purchase to read as follows:

Securities and Exchange Commission
June 28, 2007

Procedural Fairness. Each of the Aimco Entities has interests in the offer or has relationships that present conflicts of interest in connection with the offer and considered these conflicts of interest along with the other factors enumerated above in making its fairness determination. See “Special Factors — Conflicts of Interest and Transactions with Affiliates.” In light of these conflicts of interest with respect to the offer, the Aimco Entities took into account the absence of the following procedural safeguards: (1) an unaffiliated representative to act solely on behalf of your partnership or the unaffiliated limited partners in negotiating the terms of this offer; (2) the approval of the offer by a majority of independent directors; and (3) the approval of the offer by a majority of the limited partners unaffiliated with the Aimco Entities. The Aimco Operating Partnership is a partnership managed by a managing general partner rather than a board of directors. The managing general partner is a corporation, the board of which is comprised entirely of affiliates of the Aimco Entities. As a result, there were no unaffiliated parties available to act as, or to hire, an unaffiliated representative of the unaffiliated limited partners. Furthermore, each limited partner has an opportunity to make an individual decision whether or not to tender, and there is no coercive aspect to the offer. For some limited partners, liquidity may be very important, and the recognition of taxable income may not be a concern. For other limited partners, immediate liquidity may not be as desirable as deferring the recognition of taxable income.

The Aimco Entities do not believe any of the procedural safeguards were necessary with respect to determining that the offer price is fair because our offer price was determined in accordance with customary valuation methods and taking into consideration unaffiliated secondary market offer price data and the 2004 independent appraisal prepared by IRR. Despite the absence of these procedural safeguards, the Aimco Entities are of the opinion that the offer price is fair to the limited partners because:
•	An appraisal of your partnership was obtained from IRR, an independent third-party appraiser. Our offer price is based on our internal valuation of gross property value of your partnership’s property ($245,000,000), which is higher than the gross value determined by IRR in its 2004 appraisal ($208,500,000);

•	Our offer price is greater than the most recent price at which the units sold in the secondary market and the price at which an unaffiliated third-party initiated an unsolicited tender offer for units; and

•	This Offer to Purchase includes all information material to a limited partner’s decision whether or not to accept our offer.

Securities and Exchange Commission
June 28, 2007

     We would appreciate your prompt attention to this letter. Please do not hesitate to contact the undersigned at (213) 687-5468 or Jonathan Friedman at (213) 687-5396 if you have any questions or comments regarding this letter.

Very truly yours,

Katherine P. Winquist

cc:	Martha Long — Apartment Investment and Management Company Derek McCandless, Esq. — Apartment Investment and Management Company